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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Sanmina-SCI Corporation
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Zero Coupon Convertible Subordinated Debentures due 2020
(Title of Class of Securities)

800907AD9/800907AC1
(CUSIP Numbers of Class of Securities)

Jure Sola
Chairman and Chief Executive Officer
Sanmina-SCI Corporation
2700 North First Street
San Jose, California 95134
(408) 964-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copies to:
Christopher D. Mitchell, Esq.
Michael A. Occhiolini, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not Applicable	Not Applicable

*
Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to a preliminary communication made before the commencement of an anticipated tender offer by Sanmina-SCI Corporation (the "Company"). The following press release was issued by the Company on February 15, 2005.

SANMINA-SCI ANNOUNCES PLAN FOR TENDER OFFER TO REPURCHASE
ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES DUE 2020

SAN JOSE, CA—February 15, 2005—Sanmina-SCI Corporation (NASDAQ NM: SANM) announced today that it plans to commence a cash tender offer on or about February 17, 2005 for up to an expected $300 million accreted value of its outstanding Zero Coupon Convertible Subordinated Debentures due 2020 (the "Debentures") at an expected purchase price of $543.75 for each $1,000 principal amount at maturity of the Debentures. The tender offer will expire approximately 20 business days following its commencement, unless extended or earlier terminated by Sanmina-SCI.

The tender offer for the Debentures will be subject to certain conditions described in the offer to purchase, including the closing of its announced offering of $300 million aggregate principal amount of Senior Subordinated Notes due 2013.

The terms and conditions of the tender offer will appear in Sanmina-SCI's offer to purchase and the related letter of transmittal. Copies of these and other related documents will be mailed to all holders of the Debentures. Subject to applicable law, Sanmina-SCI may, in its sole discretion, waive any condition applicable to the tender offer and may extend or otherwise amend the tender offer. The tender offer will not be conditioned on a minimum amount of the Debentures being tendered. This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any of the Debentures or any other security. The tender offer may only be made pursuant to the offer to purchase and the letter of transmittal. Holders of Debentures should read those materials carefully when they become available because they will contain important information, including the various terms of and conditions, relating to the offer.

Banc of America Securities LLC will be the dealer manager for the tender offer, Georgeson Shareholder Communications Inc. will be the information agent, and Wells Fargo Bank, N.A., will be the depositary. Upon commencement of the tender offer, copies of the offer to purchase, letter of transmittal and related documents may be obtained at no charge from the information agent at (212)  440-9800 (banks and brokerage firms) and (800) 456-6112 (all others), or from the SEC's web site at www.sec.gov. Questions and requests for assistance concerning the offer may be directed to Banc of America Securities LLC, at (212) 933-2200 (collect) or (888) 583-8900 x2200.

About Sanmina-SCI

Sanmina-SCI is a leading electronics contract manufacturer serving growing segments of the global electronics manufacturing services (EMS) market. Sanmina-SCI provides end-to-end manufacturing solutions, delivering quality and support to large OEMs primarily in the communications, defense and aerospace, industrial and medical instrumentation, and computer technology and multimedia sectors. Sanmina-SCI has facilities located in regions throughout the world. Information about Sanmina-SCI is available at www.sanmina-sci.com.

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SANMINA-SCI ANNOUNCES PLAN FOR TENDER OFFER TO REPURCHASE ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES DUE 2020